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3-22-04

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SECURITIES  ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Almax Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2004 Route 31 N. Suite 12___
(No. and Street)

___Clinton___   ___New Jersey___   ___08809___
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Mark C. Schultz___   ___800-966-6664___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Nisivoccia and Company___
(Name – *if individual, state last, first, middle name*)

___5 Emery Avenue___   ___Randolph___   ___New Jersey___   ___07869___
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Mark C. Schultz__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Almax Financial Solutions, LLC__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

__Mark C Schultz__   2-26-04
Signature

__Managing Member__
Title

__Linda H. Payne__
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._





ALMAX FINANCIAL SOLUTIONS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002



NISIVOCCIA & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report

To the Member of
AlMax Financial Solutions, L.L.C.

We have audited the accompanying statement of financial condition of AlMax Financial Solutions, L.L.C. (the "Company") (a single member New Jersey limited liability company), as of December 31, 2003 and 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AlMax Financial Solutions, L.L.C. as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Newton, New Jersey
January 23, 2004

Nisivoccia & Company LLP

ALMAX FINANCIAL SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION

| | December 31, | | |
	2003		2002
ASSETS			
Current assets			
Cash and cash equivalents	$ 18,577	$	15,825
Short-term investments			12,005
Trading securities	13,907		
Commissions receivable	4,262		2,829
Total current assets	$ 36,746	$	30,659
LIABILITIES AND MEMBER'S EQUITY			
Current liabilities			
Accounts payable	10,250		946
Accrued expenses	3,300		6,000
Total current liabilities	13,550		6,946
Member's equity	23,196		23,713
Total liabilities and member's equity	$ 36,746	$	30,659

The accompanying notes are an integral part of these statements

Note 1 - General Business

AlMax Financial Solutions, L.L.C. (the "Company") (a single member New Jersey limited liability company) was formed in the State of New Jersey on May 4, 2000, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company will be dissolved by December 31, 2025; unless otherwise terminated as provided for in the Company's operating agreement. Under the laws of the State of New Jersey, the liability of the Company's member is limited to his investment in the Company. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective December 20, 2000. The Company serves as placement agent for such products. As a placement agent, the Company does not receive funds, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents. The Company's headquarters are located in Clinton, New Jersey and is licensed to do business in eleven states.

Note 2 - Significant Accounting Policies

Basis of Accounting

The Company reports its financial statements on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue when earned based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Trading Securities

Under SFAS 115, securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are stated at market value with unrealized gains and losses recognized currently in income from operations.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in his individual return. The member may make substantial capital withdrawals periodically to pay his personal income tax liabilities.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,414, which was $2,414 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.83 to 1.

Note 4 - Reserve Requirements

The Company is exempt under Section K(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

Note 5 - Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash and cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some cases, may be completely uninsured. The Company's commissions receivable consist principally of commissions due from issuers of mutual funds and variable annuities. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

Note 6 - Trading Securities

Trading securities are stated at readily determinable fair value and are comprised of mutual funds with various underlying holdings as of December 31, 2003. The cost, unrealized appreciation, and fair market value at December 31, 2003 of the mutual funds was $13,560, $347, and $13,907, respectively.

Note 7 - Related Party Transactions

Effective October 1, 2000, the Company entered into a management agreement with Your Money Matters, Inc. ("YMMI"), an entity wholly owned by the member. The agreement called for YMMI to provide the Company financial services management, information systems, bookkeeping, office space, equipment, supplies, assistance with compliance, marketing services and other services. The agreement had an initial term of one year and is subject to automatic renewal until canceled by either party. This agreement was cancelled August 15, 2003.

The management fee under this agreement was assessed at $600 per month; however, YMMI had agreed to waive the management fee through December 31, 2003 and until further notice. Effective August 15, 2003, the Company entered into a reimbursement agreement with Your Money Matters, Inc. The agreement calls for the Company to reimburse YMMI for certain expenses that YMMI incurs on behalf of the Company. The agreement had an initial term of one year and is subject to automatic renewal until canceled by either party. The Company shall

Note 7-   Related Party Transactions (continued)

reimburse YMMI $297 per month, payable monthly in advance. The cumulative expenses incurred for liability insurance, workers' compensation, postage, supplies, and utilities amounted to $1,084 for the 2003 fiscal year. There was a payable due to YMMI at December 31, 2003 of $297.

Effective August 15, 2003, the Company entered into an office and service administrative agreement with Investment Capital Management, Inc. ("ICM"), an entity wholly owned by the member. The agreement calls for ICM to undertake the performance of certain administrative functions such as office and secretarial services, accounting oversight, use of office facilities and equipment, health insurance and related employee benefits, liability insurance and other indirect expenses of operations. The agreement has an initial term of one year and is subject to automatic renewal unless canceled by either party. Under the agreement, the Company agrees to pay ICM a proportional allocation service fee of $1,919 per month, payable in advance. ICM may also bill the Company for other overhead costs as determined by ICM. The expenses incurred under this agreement amounted to $8,248 for 2003. Accounts payable at December 31, 2003 includes $1,919 due to ICM.